UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NetManage, Inc.
(Name of Subject Company (Issuer))
Riley Acquisition LLC
(Name of Filing Person (Offeror))
Common Stock
(Title of Class of Securities)
641144-10-0
(CUSIP Number of Class of Securities)
Bryant R. Riley
Riley Acquisition LLC
11100 Santa Monica Blvd.
Suite 810
Los Angeles, CA 90025
(310) 966-1445
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,808,673	$729

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,296,890 shares of Common Stock of NetManage, Inc., and the associated Series A Participating Preferred Stock Purchase Rights, at the tender offer price of $5.25 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2007, issued September 29, 2006, equals $107 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Riley Acquisition LLC (the “Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Riley Investment Partners, L.P., to purchase up to 1,296,890 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of NetManage, Inc., a Delaware corporation (the “Subject Company”), and the associated Series A Participating Preferred Stock Purchase Rights (together with the Common Stock, the “Shares”), at a purchase price of $5.25 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.” This Schedule TO is being filed on behalf of the Purchaser and is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     The information set forth in the Offer to Purchase, including the Appendix thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the Subject Company and the issuer of the securities to which this Schedule TO relates is NetManage, Inc., a Delaware corporation. The Subject Company’s principal executive offices are located at 20883 Stevens Creek Blvd., Cupertino, California 95014. The Subject Company’s telephone number is (408) 973-7171.
     (b) This Schedule TO relates to the Shares. The Purchaser believes there are 9,457,683 Shares issued and outstanding based on the Subject Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of the Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) - (c) This Schedule TO is filed by the Purchaser. The information set forth in Section 8 of the Offer to Purchase entitled “Information Concerning Riley” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in Sections 1, 2, 3, 4, 5, 12, 14, 15, 16 and 17 of the Offer to Purchase entitled “Terms of the Offer; Proration; Expiration Date,” “Acceptance for Payment and Payment,” “Procedures for Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Considerations,” “Conditions to the Offer,” “Legal Matters and Regulatory Approvals,” “Fees and Expenses,” “Dividends and Distributions” and “Miscellaneous,” respectively, is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Except as set forth in Section 9 of the Offer to Purchase entitled “Background to the Offer; Contacts with NetManage,” none of the Purchaser, any of its affiliates or any of their respective officers, directors, members, managers, shareholders, partners or persons exercising control over such person, has had any business relationship or transaction with the Subject Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission applicable to the Offer. Except as set forth in Sections 8 and 9 of the Offer to Purchase entitled “Information Concerning Riley” and “Background to the Offer; Contacts with NetManage,” respectively, there have been no material contacts, negotiations or transactions during the past two years that would be required to be disclosed under this Item 5 between the Purchaser, any of its affiliates or any of their respective executive officers, directors, managers, partners or persons exercising control over such person, on the one hand, and the Subject Company or any of its executive officers, directors or affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.
Item 6. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the “Introduction” and Sections 9, 10, 13 and 14 of the Offer to Purchase entitled “Background to the Offer; Contacts with NetManage,” “Purpose of the Offer; Plans for NetManage after the Offer,” “Effects of the Offer on the Market for Shares” and “Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in Section 11 of the Offer to Purchase entitled “Sources and Amount of Funds” is incorporated herein by reference.
     (b) Not applicable.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in the “Introduction” and Section 8 of the Offer to Purchase entitled “Information Concerning Riley” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in Section 15 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in Sections 8, 9 and 14 of the Offer to Purchase entitled “Information Concerning Riley,” “Background to the Offer; Contacts with NetManage,” and “Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.
     (a)(2) The information set forth in Sections 12 and 14 of the Offer to Purchase entitled “Conditions to the Offer” and “Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.
     (a)(3) The information set forth in Section 14 of the Offer to Purchase entitled “Legal Matters and Regulatory Approvals” is incorporated herein by reference.
     (a)(4) The information set forth in Sections 13 and 14 of the Offer to Purchase entitled “Effects of the Offer on the Market for Shares” and “Legal Matters and Regulatory Approvals,” respectively, is incorporated herein by reference.
     (a)(5) The information set forth in Section 14 of the Offer to Purchase entitled “Legal Matters and Regulatory Approvals” is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)	Offer to Purchase, dated December 20, 2006

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006

(a)(1)(F)	Letter to Stockholders

(a)(1)(G)	Summary Advertisement published in Investor’s Business Daily on December 20, 2006

(a)(1)(H)	Press release issued by Riley Investment Management LLC, dated December 20, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2006	RILEY ACQUISITION LLC

	/s/	BRYANT R. RILEY

Bryant R. Riley
Manager

Exhibit Index

Exhibit
Number	Description
(a)(1)(A)	Offer to Purchase, dated December 20, 2006

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006

(a)(1)(F)	Letter to Stockholders

(a)(1)(G)	Summary Advertisement published in Investor’s Business Daily on December 20, 2006

(a)(1)(H)	Press release issued by Riley Investment Management LLC, dated December 20, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable